NEW PACIFIC METALS CORP.

Suite 1750 - 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2019 annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of New Pacific Metals Corp. (the "Company") will be held at Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 in the Pender Room on Friday, November 29, 2019 at 10:00 a.m. (Vancouver time), a d at any adjournment or postponement thereof, for the following purposes:

(a) to receive the audited financial statements of the Company for the year ended June 30, 2019, together with the report of the auditor thereon;

(b) to fix the number of directors at five (5);

(c) to elect directors for the ensuing year;

(d) to re-appoint Deloitte LLP, Chartered Professional Accountants, as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;

(e) to consider and, if deemed appropriate, to pass with or without variation, a ordinary resolution ratifying, approving and adopting the Company's amended and restated share based compensation plan (the "Omnibus Plan"), approved by the Company's board of directors on October 17, 2019, as more particularly described in the accompanying management information circular;

(f) to re-approve the Company's existing stock option plan and all unallocated stock options and entitlements thereunder if the Omnibus Plan is not approved by the Shareholder ; and

(g) to transact such further and other business as may be properly brought before the Meeting or at any adjournments thereof.

Only Shareholders of record on October 23, 2019 are entitled to receive notice of and vote at the meeting.

Shareholders are entitled to vote at the meeting either in person or by proxy. Shareholders who are unable to attend the Meeting  are  requested  to  read,  complete,  sign,  date  and  return  the  enclosed  form of  proxy  and deliver  it  to the Company's transfer agent, Computers are Investor Services Inc., in accordance with the instructions set out in the form of proxy and the management information circular accompanying this notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 29th day of October 2019

BY ORDER OF THE BOARD OF DIRECTORS

"Rui Feng"

Dr. Rui Feng
Chief Executive Officer and Director
New Pacific Metals Corp.